SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summaries of the agenda of the Annual General and Special Shareholders’ Meeting to be held on October 22, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores on October 5, 2004

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA. Incorporated before the Corporations Record Office (IGJ) on 02/21/94 under No 1373 of Corporation’s Book 114 Volume A. Shareholders are hereby called to attend the Annual General and Special Meeting of Shareholders to be held on October 22, 2004 at 9:45 a.m., at the company’s corporate domicile located at Bolívar 108, First Floor, Federal Capital, for the purpose of discussing the following agenda:

1.	Appointment of two shareholders to approve and subscribe the Minutes of the meeting.-

2.	Consideration of the documentation required by Section 234, paragraph 1º of Law 19 550, for the fiscal year ended June 30, 2004.-

3.	Consideration of the performance of duties by the Board of Directors.-

4.	Consideration of the performance of duties by the Statutory Audit Committee.-

5.	Treatment and allocation of loss and profits for FY ended June 30, 2004 yielding a profit of $ 87,862,000.-

6.	Consideration of the Board of Directors’ compensation ($6,500,000 allocated amount) for the FY ended June 30, 2004, yielding a loss, calculated pursuant to the provisions set forth in the Regulations of the Securities and Exchange Commission - Comisión Nacional de Valores.

7.	Consideration of the Statutory Audit Committee’s compensation for the fiscal year ended June 30, 2004.-

8.	Consideration of the resignation submitted by Mr. M.M.Mindlin.-

9.	Determination of the number and election of Regular and Alternate Directors, if applicable.-

10.	Appointment of regular and alternate members of the Statutory Audit Committee.

11.	Appointment of a Company Accountant to certify during the next fiscal year and determination of his/her compensation.-

12.	Report on the creation of the Auditing Committee.-

13.	Consideration of the acts of the Board of Directors as regards tax on personal assets of shareholders, in its capacity as substitute taxpayer.-

14.	Report on the execution of a contract for the exchange of corporate services.-

Note: The Company’s Record of Book-entry Shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, Federal Capital. Consequently, shareholders are required, for the purpose of attending the Meeting, to obtain a certificate of the book-entry shares account issued by CVSA and to submit it for filing at Moreno 877, Floor 23, Federal Capital from 10 a.m. to 5 p.m. by October 18, 2004. The necessary authorization for admission to the Meeting shall be delivered to depositing shareholders. For consideration of paragraphs 12, 13 and 14, the Meeting shall be deemed Special; therefore, a quorum of 60% shall be required. The Vice-president was elected according to Minutes of Meeting held on 10-31-03 and of allocation of offices N°1454 on 11-03-03 and N°1458 on 11-25-03. The board of directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 5, 2004